8750 W. Bryn Mawr Avenue, Suite 1300
Chicago, Illinois 60631
Nicholas J. Chulos	Direct Dial: 773.765.7499
Executive Vice President, Chief Legal Officer and Corporate Secretary	Email: nick.chulos@oldnational.com

January 29, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance – Attention: Robert Arzonetti

100 F Street, N.E.

Washington, D.C. 20549

RE:	Old National Bancorp
Registration Statement on Form S-4, as amended
File No. 333-284281
Request for Acceleration of Effective Date

Dear Mr. Arzonetti:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-4, filed by Old National Bancorp (the “Company”) with the U.S. Securities and Exchange Commission on January 14, 2025, as amended on January 29, 2025, be accelerated to January 31, 2025 at 4:00 p.m. Eastern Time, or as soon thereafter as may be practicable.

Please notify the undersigned when this request for acceleration has been granted.

The Company hereby authorizes Michael D. Ebner, Senior Assistant General Counsel and Senior Vice President of the Company, to orally modify or withdraw this request for acceleration.

If you have any questions regarding the foregoing, please contact the undersigned at (773) 765-7499 or nick.chulos@oldnational.com or Mr. Ebner at (773) 628-5474 or mike.ebner@oldnational.com.

Very truly yours,

/s/ Nicholas J. Chulos

Nicholas J. Chulos
Executive Vice President,
Chief Legal Officer and Corporate Secretary